Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 2, 2020

The Annual General Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel on September 2, 2020 at 4:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”) for the following purposes:

1.	To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2020 and for an additional period until the next Annual General Meeting;

2.	To approve the re-election of Prof. Avner Rotman and Mr. Samuel Moed to the Board of Directors of the Company (the “Board of Directors”), each until the third annual meeting held after the date of their appointment;

3.	To approve amendments to the Company’s Compensation Policy;

4.	To approve the grant of an annual bonus for the year 2019 for Dr. Ron Babecoff, the CEO and a director of the Company, previously approved by the Board of Directors primarily based on the achievement of milestones;

5.	To approve a plan for an annual cash bonus for the year 2020 for Dr. Ron Babecoff, the CEO and a director of the Company, based on the achievement of milestones;

6.	To approve grant of options to purchase 82,000 American Depositary Shares (“ADSs”) of the Company to Mr. Samuel Moed, a director of the Company, for additional services related to strategic planning and subject to a vesting schedule;

7.	To approve the grant of 5,000 restricted share units to Ms. Michal Marom Brikman, a former director of the Company;

8.	To approve the acceleration of vesting of options to purchase 6,000 ADSs held by Dr. Ruth Ben Yakar upon expiration of her term of service as a director;

9.	To approve an extension of the expiration date of options to purchase a total of 9,750 ADSs that were previously granted to the certain officers of the Company;

10.	To approve a change in the terms of the compensation of each of our external directors and non-management directors; and

11.	To approve an amendment to the Company’s articles of association to increase the registered share capital of the Company.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal years ended December 31, 2019.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on August 3, 2020 shall be entitled to receive notice of and to vote at the General Meeting (the “Record Date”).

The Board of Directors recommends that you vote FOR each of the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, and who intend to vote their Ordinary Shares either in person or by proxy, must deliver to the Company’s offices, c/o Mr. Uri Ben Or, Chief Financial Officer, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, no later than September 2, 2020, at 10:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, c/o Mr. Uri Ben Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, so that it is received by the Company no later than August 31, 2020, at 4:00 p.m. Israel time.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than August 23, 2020. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Should no legal quorum be present one-half hour after the scheduled time, the General Meeting will be adjourned to one week from that day, at the same time and place, i.e. on September 9, 2020, at 4:00 p.m. (Israel Time) at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.biondvax.com, the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

July 28, 2020